LIQUID MEDIA SETS DATE FOR 2020 ANNUAL GENERAL MEETING

VANCOUVER, BRITISH COLUMBIA, December 10, 2019 – Liquid Media Group Ltd. (NASDAQ: YVR) (the "Company" or "Liquid") announces that the Company’s Board of Directors has set February 4, 2020 as the date for the Company’s 2020 annual general meeting of shareholders (the “AGM”).

The record date for notice of the AGM and voting will be December 31, 2019, and all registered shareholders are welcome to attend the AGM at 400-725 Granville Street, Vancouver, British Columbia. The Company has received a deficiency letter from NASDAQ indicating that it is in violation of Listing Rules 5620(a) and 5810(c)(2)(G) by virtue of passing the applicable deadline for holding of its annual general meeting of shareholders in respect of the financial year ended November 30, 2018. The scheduled February 4, 2020 AGM will remedy this deficiency.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, continued availability of capital and financing, and general economic, market or business conditions and trends. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.